FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated July 15, 2005, communicating a material fact about the reduction of the capital stock.

Item 1

July 15, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to the communication dated May 26, 2005, the Board of Directors of Telefónica del Perú S.A.A., in exercise of the faculties delegated by the annual obligatory Shareholders Meeting, approved the reduction of the capital stock in S/774,883,987.65, the amount which will be used in the devolution of the shareholders in proportion with their participation in the capital stock, as devolution of S/0.454608494004588 per share. Since it was agreed that such devolution will be carried out in US Dollars, we inform you that the exchange rate sale published by the Superintendencia de Banca y Seguros today is of S/3.253, as a result of which the devolution of contribution per share will be of US$0.139750536121915.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: July 22, 2005	By:	/S/ JULIA MARÍA MORALES VALENTÍN
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.